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March 24, 2021

VIA EDGAR AND ELECTRONIC MAIL

Valian A. Afshar
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Peoples Financial Corporation (“PFBX” or the “Corporation”)

Preliminary Proxy Statement on Schedule 14A filed by Stilwell Activist Investments, L.P., Stilwell Activist Fund, L.P., Stilwell Value Partners VII, L.P., Stilwell Value LLC and Joseph Stilwell et al. (collectively, “The Stilwell Group”)

Filed by Joseph Stilwell et al. on March 17, 2021

File No. 001-12103

Dear Mr. Afshar:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated March 23, 2021 (the “Staff Letter”), with regard to the above-referenced matters. We are counsel to The Stilwell Group and have reviewed the Staff Letter with The Stilwell Group. We are providing the following responses on The Stilwell Group’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the preliminary proxy statement filed on March 17, 2021 (the “Proxy Statement”).

Preliminary Proxy Statement

Proposal Number 1: Election of Directors, page 4

1.	Please confirm that in the event you select a substitute or additional nominee prior to the Annual Meeting (as provided on page 4), you will file an amended proxy statement that (1) identifies the substitute or additional nominee, (2) discloses whether the nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes disclosure required by Items 5(b) and 7 of Schedule 14A with respect to the nominee.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

March 24, 2021

The Stilwell Group acknowledges the Staff’s comment and confirms that in the event it selects a substitute or additional nominee prior to the Annual Meeting, it will file an amended proxy statement that (1) identifies the substitute or additional nominee, (2) discloses whether such nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominee. The Stilwell Group has revised the Proxy Statement accordingly.

Other Matters, page 6

2.	We note that you refer shareholders to the Corporation’s proxy statement for certain disclosures. Please be advised that we believe reliance on Rule 14a-5(c) before the Corporation distributes the information to shareholders would be impermissible. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the Corporation’s proxy statement, you must undertake to provide any omitted information to shareholders when such information becomes available. Please advise us as to your intent in this regard.

The Stilwell Group intends on distributing its proxy statement before the Corporation distributes its proxy statement. Accordingly, to the extent The Stilwell Group distributes its proxy statement first, The Stilwell Group acknowledges that it will accept all legal risk in connection with distributing its definitive proxy statement without all required disclosures and will undertake to subsequently provide any omitted information in a supplement as soon as practicable once such information becomes available in order to mitigate that risk.

Solicitation; Expenses, page 6

3.	Please disclose whether you will seek reimbursement of your expenses from the Corporation and, if so, whether the question of such reimbursement will be submitted for a shareholder vote. See Item 4(b)(5) of Schedule 14A.

The Stilwell Group acknowledges the Staff’s comment and has revised the Proxy Statement to disclose that it does not intend to seek reimbursement of its expenses from the Corporation.

Form of Proxy

4.	Please revise the disclosure regarding the intended use of the discretionary authority available under Rule 14a-4(c)(3) so it conforms to the disclosure standard codified in that provision. At present, the disclosure suggests the right to use discretionary authority is absolute inasmuch as it can unconditionally be exercised “upon such other business as may properly come before the Annual Meeting . . . .”

The Stilwell Group acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

March 24, 2021

Sincerely,

/s/ Elizabeth Gonzalez-Sussman

Elizabeth Gonzalez-Sussman

cc:	Megan Parisi, The Stilwell Group